Exhibit 99.1

INVESTOR INFORMATION

NOMAD FOODS ANNOUNCES LAUNCH OF

SENIOR SECURED NOTES OFFERING

Feltham, England — April 18, 2017. Nomad Foods Limited (“Nomad Foods” or the “Company”) announces that Nomad Foods BondCo Plc (the “Issuer”), an indirect, wholly-owned subsidiary of the Company, intends to offer €500.0 million aggregate principal amount of senior secured notes due 2024 (the “Notes”), subject to market and other customary conditions (the “Offering”). The Notes would be guaranteed on a senior basis by the Company and certain of its subsidiaries. The Company intends to use the proceeds of the Offering, along with the proceeds of an anticipated refinancing of its senior credit facilities, to refinance in full its existing outstanding euro and sterling denominated term loans and the Issuer’s existing floating rate senior secured notes due 2020 (the “Existing Notes”). The Issuer expects to redeem the Existing Notes, subject to the completion of the offering of the Notes and receipt of the proceeds thereof. No assurance can be given that the Offering will be completed, or, if completed, as to the terms on which it will be completed.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Primary IR Contact

John Mills, Partner

ICR, Inc.

Phone: 646-277-1254

E-mail: John.Mills@icrinc.com

Important Regulatory Notice

This announcement is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes and any related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes and any related guarantees are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act. The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for purposes of the Prospectus Directive.

This announcement contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”,

“aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predicts” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s ability to consummate the offering, the related refinancing and the expected terms of such Notes or refinancing, are made based upon the Company’s estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results.

This announcement contains inside information by Nomad Foods BondCo Plc under Regulation (EU) 596/2014 (16 April 2014).